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January 16, 2008
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Batesville Holdings, Inc. Registration Statement on Form 10 File No. 001-33794
Ladies and Gentlemen:
On behalf of Batesville Holdings, Inc. (the “Registrant”), we are responding to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 30, 2007, with respect to the Registration Statement referred to above (the “Registration Statement”) and the related Information Statement (the “Information Statement”).
The Registrant today has filed through EDGAR Amendment No. 1 to the Registration Statement. A revised Information Statement is included as Exhibit 99.1 to Amendment No. 1 to the Registration Statement.
For your convenience, we have repeated in bold type the Staff’s comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Certain terms used in this letter that are defined in the Information Statement have the meanings given to those terms in the Information Statement.

United States Securities and Exchange Commission
January 16, 2008

Information Statement
General
1.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible as we may have comments on them.

Response: The Registrant has filed with Amendment No. 1 some of the exhibits not previously filed. The Registrant will file all additional exhibits as soon as possible.

2.	Please clarify your disclosure throughout the filing regarding the tax consequences to investors.
•	Revise your disclosure on pages v and 15 to state that you will receive a tax opinion from counsel and provide the name of counsel providing the opinion.
Response: The Registrant has revised the disclosure on pages v and 15 of the Information Statement to state that Original Hillenbrand will receive an opinion of counsel and to provide the name of the law firm providing the opinion.

For clarification, the opinion of counsel that Original Hillenbrand will receive will not be an opinion that the distribution will qualify as a tax-free distribution. Rather, the opinion of counsel will address certain requirements for the distribution to be tax free that are assumed in the IRS private letter ruling. These requirements include, for example, that a valid business purpose for the distribution exists. The Registrant has revised the disclosure on pages v and 15 of the Information Statement to clarify the nature of the opinion of counsel Original Hillenbrand will receive.
•	Revise the language on pages v and 14, which assumes that the distribution is tax-free, to reflect counsel’s tax opinion.
Response: Because, as described above and in the Information Statement, the opinion of counsel will not address whether the distribution qualifies as a tax-free distribution but only certain requirements for a tax-free distribution and the IRS private letter ruling is based on a number of assumptions, the Registrant believes that it is appropriate for the disclosures on pages v and 14 of the Information Statement to assume that the distribution qualifies as a tax-free distribution. Accordingly, the Registrant has not made the requested revision. However, the Registrant has revised the Information Statement on

United States Securities and Exchange Commission
January 16, 2008

pages v and 14 to state the Registrant’s belief that the distribution will qualify as a tax-free distribution based on the private letter ruling and the opinion of counsel.
•	Clarify your disclosure regarding whether you may waive the receipt of the IRS letter ruling and whether you still expect to receive a tax opinion that the distribution is tax-free if you do not receive this ruling. For example, on page v you state a favorable tax ruling is a condition to the transaction; however, on page 9 you state that the Board may waive this condition.
Response: Original Hillenbrand has received a private letter ruling from the IRS to the effect that the distribution will qualify as a tax-free distribution. The Registrant has revised the disclosure in the Information Statement in appropriate places to indicate that the private letter ruling has been received.

3.	Please clarify whether all of the conditions to the distribution agreement will have occurred prior to sending the information statement, such as receipt of the IRS ruling and tax opinion, and final approval by the Board.

Response: The Registrant has revised the Information Statement to indicate that the IRS private letter ruling has been received. The Registrant expects that certain additional conditions to the distribution will be satisfied prior to the sending of the Information Statement to shareholders, including the declaration of the distribution by the Original Hillenbrand Board of Directors and the approval of the listing of the Registrant’s common stock on the New York Stock Exchange. The final version of the Information Statement mailed to shareholders will be revised to indicate that these conditions to the distribution have been satisfied.

4.	Please supplementally submit a copy of the tax opinion and IRS letter for our review.

Response: The Registrant is supplementally providing herewith a copy of the IRS private letter ruling. Because the opinion of counsel that Original Hillenbrand will receive does not address the tax consequences of the distribution as described above, the Registrant is not providing a copy of the opinion of counsel.

5.	Please include an Interests of Certain Persons section in the forepart of the document if any of the executive officers or directors will receive any benefits or remuneration not received by shareholders in connection with the spin-off. See Item 3 of Schedule 14C.

United States Securities and Exchange Commission
January 16, 2008

Response: The Registrant has revised the Information Statement as requested to include on page 19 a section entitled “Interests of Certain Persons in the Separation.”

6.	Please revise the information statement to include all information required by paragraphs 8-11 of Item 14 of the Proxy Rules, as Item 1 of Schedule 14C requires this information in the Information Statement. As such, please provide pro forma financial statements showing the disposition of the funeral services business from Hillenbrand industries, Inc. Please note that an additional purpose of the Information Statement is to allow the shareholders of Hillenbrand the opportunity to see the Hill-Rom medical technology business on a pro forma basis after the distribution of Batesville.

Response: The Registrant acknowledges the Staff’s comment. The requested pro forma financial statements are not included in Amendment No. 1 to the Registration Statement because the pro forma financial statements are not yet available. However, the Registrant will include the pro forma financial statements in a subsequent pre-effective amendment to the Registration Statement.

7.	Please incorporate by reference the most recent Hillenbrand Industries, Inc. 10-K in the Information Statement, as required by Item 13 of Regulation 14A.

Response: The Registrant has revised the Information Statement to add a new section entitled “Incorporation by Reference” in which Original Hillenbrand’s Exchange Act reports are incorporated by reference into the Information Statement.

8.	Please update your financial statements and related disclosures in accordance with Article 3-12 of Regulation S-X.

Response: The Registrant has updated the financial statements and related disclosures to cover the fiscal year ended September 30, 2007.
Questions and Answers About the Separation and Distribution, page 3
What do shareholders need to do to participate in the distribution, page iii
9.	Please disclose why no shareholder vote is required for the spin-off.

Response: The Registrant has revised the disclosure on page iii as requested.

United States Securities and Exchange Commission
January 16, 2008

Does New Hillenbrand plan to pay dividends?, page iv
10.	Please provide a cross-reference to the Dividend Policy section on page 24 and describe in detail on page 24 the restrictions in your distribution, debt and other agreements or the legal requirements and their potential impact on your ability to pay dividends at the rates identified. Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

Response: The Registrant has revised the Information Statement on page iv to include a cross-reference to the Dividend Policy section and has expanded the Dividend Policy section on page 26 to describe in detail the applicable restrictions on the Registrant’s ability to pay dividends. The Registrant also has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Matters” to address the expected impact of the Registrant’s dividend policy on its liquidity. The Registrant does not expect that it will need to use borrowings to fund dividends.
Risk Factors, page 5
11.	Please delete the last sentence of the first paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Response: The Registrant has deleted the referenced sentence as requested.

12.	In order to assess the magnitude of the risk, please quantify the potential legal damages and defense costs discussed in the first risk factor on page 5, the potential additional costs associated with being a stand alone public company in the risk factor entitled “We have no operating history as a separate publicly traded company,” and the potential tax liability in the event the distribution is treated as a taxable transaction as discussed in the risk factor entitled “The distribution could result in significant tax liability.”

United States Securities and Exchange Commission
January 16, 2008

Response: The Registrant has revised the first risk factor on page 5 to quantify the potential legal damages and defense costs and has revised the risk factor entitled “We have no operating history as a separate publicly traded company” to quantify the expected additional costs associated with being a stand alone public company. With respect to the potential tax liability, the Registrant is unable to quantify the potential tax liability because that liability would depend on the fair market value for federal income tax purposes of the shares of the Registrant distributed in the distribution. The Registrant has not conducted a valuation of such shares. However, the Registrant has disclosed the method of calculation of the potential tax liability both for Original Hillenbrand and its shareholders. This disclosure is included both in the risk factor entitled “The distribution could result in significant tax liability” and under the heading “The Separation—U.S. Federal Income Tax Consequences of the Distribution.”
The Separation, page 13
13.	Please discuss the background of the spin-off in greater detail, including the material business, legal, and financial issues and events that led to the Board’s approval of the plan to separate the funeral services and medical technology business. Please also address what consideration the Board gave to the allocation of assets, liabilities, rights, and indemnifications between New and Original Hillenbrand in connection with the distribution and judgment sharing agreements. We note your risk factor on page 8 that such agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.

Response: The Registrant has revised the section entitled “The Separation—Background of and Reasons for the Separation” to provide additional detail regarding the background of the spin-off.
Reasons for the Separation, page 17
14.	Please discuss any risks that the Board considered in specific terms. For example, disclose whether the Board considered the risks you disclose under Risks Relating to the Separation beginning on page 7.

Response: The Registrant has revised the section entitled “The Separation—Background of and Reasons for the Separation” to provide additional detail regarding the risks and other factors considered by the Board.

United States Securities and Exchange Commission
January 16, 2008

Certain U.S. Federal Income Tax Consequences of the Distribution, page 14
15.	Please delete the word “certain” from the heading and the first sentence of the first paragraph. You should discuss all material tax consequences of the transaction.

Response: The Registrant has deleted the word “certain” as requested.

16.	Please revise the first sentence in the first paragraph on page 16 that the summary is for “general information only.” This may imply that investors are not entitled to rely on this information.

Response: The Registrant has revised the sentence indicated as requested.

17.	Please include counsel’s tax opinion in this section of the filing and identify the applicable Internal Revenue Code provisions, regulations and revenue rulings counsel cites in its opinion.

Response: As described above, the opinion of counsel that Original Hillenbrand will receive will not be an opinion that the distribution will qualify as tax free but instead will be an opinion as to certain matters that have been assumed in the IRS private letter ruling. The Registrant has revised the disclosure on pages v and 15 of the Information Statement to clarify the nature of the opinion of counsel it will receive. The Registrant does not believe that additional disclosure regarding the opinion of counsel would be material to investors.
Judgment Sharing Agreement, page 21
18.	As you know the staff is currently considering your proposed accounting for the Judgment Sharing Agreement and revisions will be required upon disposition of this issue, in both the Form 10 and the Information Statement.

Response: The Registrant notes that this issue has been resolved with the Office of the Chief Accountant of the Commission’s Division of Corporation Finance as described in the confirmatory letter dated January 11, 2008 from Original Hillenbrand to the Office of the Chief Accountant. The proposed form of the Judgment Sharing Agreement has been filed as Exhibit 10.3 to the Registration Statement, and the material terms of the Judgment Sharing Agreement have been described in the Information Statement.

United States Securities and Exchange Commission
January 16, 2008

Dividend Policy, page 24
19.	Please be advised that when you disclose the amount of your quarterly cash dividend per share, we may have additional substantive comments. In this regard, if your proposed dividend policy is material to your liquidity, it will be necessary for you to provide investors with additional information to assess your ability to pay the proposed dividend since your combined financial statements for the funeral service business of Hillenbrand Industries do not reflect a history of paying dividends.

Response: The Registrant has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Matters” to address the expected impact of the Registrant’s dividend policy on its liquidity.
Unaudited Pro Forma Combined Financial Statements, page 27
20.	We note the Batesville historical combined financial statements include allocations of expenses from Original Hillenbrand, but the pro forma combined financial statements do not include adjustments to reflect all of the incremental costs associated with operating as a separate public company. We would assume that current estimates of such costs are sufficiently developed to include at least a minimum adjustment. Please revise.

Response: The Registrant has developed estimates of the incremental costs associated with operating as a separate public company as discussed under “Summary Combined Historical and Pro Forma Financial Information” on page 3 of the Information Statement and under “Unaudited Pro Forma Combined Financial Statements” on page 29 of the Information Statement. As discussed on page 29 of the Information Statement, the estimate of these incremental costs is between $4 million to $6 million in fiscal 2008. Although current estimates have been developed, these estimates do not meet the conditions required to be considered factually supportable as defined by Article 11-2 of Regulation S-X. Accordingly, and as indicated on page 29 of the Information Statement, no adjustment has been included within the unaudited pro forma combined financial statements to reflect the incremental costs associated with operating as a separate company.

21.	We note in the description of the Judgment Sharing Agreement on page 22 that Batesville is responsible for bearing all fees and costs incurred in defense of the antitrust litigation matters on its own behalf and on behalf of Original Hillenbrand.

United States Securities and Exchange Commission
January 16, 2008

Please tell us how these actual costs are reflected in the historical combined financial statements. If the historical combined financial statements do not reflect all fees and costs incurred in defense of the antitrust litigation matters, please revise to include such costs in the pro forma financial statements.

Response: The Registrant has included all fees and costs incurred in defense of its antitrust litigation matters within the historical combined financial statements. Accordingly, no adjustment for such costs is needed within the pro forma financial statements.

22.	We note your discussion of the Distribution Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, and the Shared Services and Transitional Services Agreements on pages 19-24. Please tell us how these agreements are reflected in the pro forma financial statements.

Response: The allocated costs within the historical combined financial statements, as discussed in Note 4, include the Registrant’s share of its parent’s corporate costs. A portion of these costs relate to functions and activities which are similar to the nature of costs that the Registrant estimates it would incur under the Agreements listed above. In addition, the Registrant has developed estimates of the incremental costs associated with operating as a separate public company as discussed under “Summary Combined Historical and Pro Forma Financial Information” on page 3 of the Information Statement and under “Unaudited Pro Forma Combined Financial Statements” on page 29 of the Information Statement. As discussed on page 29 of the Information Statement, the estimate of these incremental costs is between $4 million to $6 million in fiscal 2008. That range includes estimated incremental costs associated with the Employee Matters Agreement, the Tax Sharing Agreement, and the Shared Services and Transitional Services Agreements in excess of the amounts included within the historical combined financial statements. For the reasons discussed in the response to comment number 20 above, no adjustment has been included within the unaudited pro forma combined financial statements to reflect the incremental costs associated with operating as a separate company.

United States Securities and Exchange Commission
January 16, 2008

Additionally, non-recurring separation costs incurred in connection with the Distribution Agreement have been allocated to the Registrant as discussed in Note 4 of the Notes to Combined Financial Statements on page F-16 of the Information Statement. Note 2 of the Notes to Unaudited Pro Forma Combined Financial Statements and the corresponding pro forma adjustment in the Unaudited Pro Forma Combined Statement of Income have been updated to reflect the pro forma impact of these costs.

23.	We note you have excluded the non-recurring separation costs described in Note 2 from your pro forma income statement. Please tell us how you have reflected these costs in the pro forma balance sheet. We assume that if such costs are to be shared by the two resulting entities, pro forma adjustments to the respective balance sheets would be required.

Response: Please note the Registrant has been allocated a portion of the non-recurring separation costs as discussed on page F-16 in the Notes to Combined Financial Statements included in the Information Statement. The amounts allocated to the Registrant related to these costs are being included and settled through the Parent company investment account. Accordingly, no adjustment to the pro forma balance sheet is necessary.
Other Liquidity Matters, page 48
24.	Please disclose the interest rate and material financial covenants and ratios of the five-year senior revolving credit facility.

Response: The terms of the new credit agreement have not been finalized. The Registrant has revised the disclosure under “Other Liquidity Matters” to indicate the Registrant’s current expectations with respect to the types of financial covenants that will be included in the credit agreement. The Registrant will disclose the final material terms of the credit agreement in a future amendment of the Registration Statement and Information Statement or in a Form 8-K to the extent the terms have not been finalized at the time of the distribution of the Information Statement to shareholders.
Executive Compensation, Page 58
25.	We note that your compensation programs target your executives’ compensation at the median (50th percentile) of the peer group companies. Please revise to disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

United States Securities and Exchange Commission
January 16, 2008

Response: As described in the Information Statement, Original Hillenbrand uses median peer group compensation levels as a general goal in setting management compensation levels. However, Original Hillenbrand does not employ peer group comparisons as a strict target for setting compensation. Instead, compensation levels are set based on a variety of factors, only one of which is peer group data. As described in the Information Statement, other factors include internal pay equity, external market conditions, individual factors related to each executive and aggregate compensation levels. Because compensation is based on a consideration of these factors in combination, the Registrant does not believe that additional disclosure regarding the relationship of compensation to peer group compensation levels is appropriate.

26.	Please provide a quantitative discussion of the terms of the necessary company and individual performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. We note your statement that you have not disclosed some of these metrics for competitive reasons. However, to the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

Response: The Registrant has revised the Information Statement to provide additional disclosure regarding the payment of short-term incentive compensation. As described in the Information Statement, the Compensation Committee annually establishes financial objectives for Original Hillenbrand and its business units and may establish non-financial objectives. In addition, individual performance goals are established for each executive. Payment of short-term incentive compensation is tied to performance relative to both the company/business unit objectives and the personal goals. However, as disclosed in the Information Statement on page 63, both the company/business unit objectives and the individual goals are quantitative and qualitative in nature and are subject to discretion. The Compensation Committee has the discretion to exclude from the calculation of applicable financial targets nonrecurring special charges and amounts, as well as other factors in its discretion, as disclosed. Further, individual performance goals are both qualitative and quantitative in nature and, therefore, the evaluation of performance against those objectives by the Compensation Committee is, in part, subjective. Additionally, the Compensation Committee evaluates individual performance against quantitative and qualitative objectives that arise during the course of the applicable fiscal

United States Securities and Exchange Commission
January 16, 2008

year that were not considered when individual goals were determined at the beginning of the year. Because of the discretionary and subjective aspect of the determination of incentive compensation payments, the Registrant does not believe that additional disclosure regarding specific financial targets or individual performance objectives would be material or useful to investors.

27.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For instance, we note that your performance-based incentive compensation programs seek to reward executives when both company and individual goals are achieved. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose this on an individualized basis. See also Item 402(b)(2)(vii) of Regulation S-K.

Response: The Registrant has made significant revisions to the Compensation Discussion and Analysis. The Registrant believes that, as revised, the Compensation Discussion and Analysis adequately discloses the differences in the policies and decisions applicable to the individual executive officers. In that regard, the Registrant notes that, as described in the Information Statement, Mr. Camp has been a named executive officer of Original Hillenbrand while the Registrant’s other named executive officers have been officers of only the Batesville Casket subsidiary.
Transactions With Related Persons, page 87
28.	We note that your Corporate Governance Standards for the Board of Directors requires all new proposed transactions with related persons involving executive officers or directors must be reviewed and approved by the Nominating/Corporate Governance Committee of the Board in advance. Please disclose the standards to be applied for approval and ratification of related person transactions. See Item 404(b)(1) of Regulation S-K.

Response: The Registrant has revised the section entitled “Transactions With Related Persons” as requested.

United States Securities and Exchange Commission
January 16, 2008

A statement from the Registrant containing the acknowledgements requested in the Staff’s comment letter is being submitted along with this letter. Courtesy packages containing copies of Amendment No. 1, both clean and marked to show changes from the original filing, and this letter are being delivered to each member of the Staff identified in the Staff’s comment letter.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Registration Statement or the Information Statement, please contact the undersigned at 713-221-3309.

Very truly yours, Bracewell & Giuliani LLP
/s/ Charles H. Still, Jr.

Charles H. Still, Jr.

CHS/ms
Enclosure

January 16, 2008
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Batesville Holdings, Inc. Registration Statement on Form 10 File No. 001-33794
Ladies and Gentlemen:
In connection with the response of Batesville Holdings, Inc. (the “Company”) to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2007, with respect to the Registration Statement referred to above and the related Information Statement, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BATESVILLE HOLDINGS, INC.
By:	/s/ Patrick D. de Maynadier
Patrick D. de Maynadier
President, Secretary and Treasurer